Maryland Tax-Free Money Fund

T. Rowe Price State Tax-Free Income Trust

The fund had a policy that it would not purchase securities subject to the alternative minimum tax. Effective July 1, 2011, the policy has been revised so that up to 20% of the fund’s income may be derived from securities subject to the alternative minimum tax.

T. Rowe Price State Tax-Free Income Trust New York Tax-Free Money Fund

The fund had a policy that it would not purchase securities subject to the alternative minimum tax. Effective July 1, 2011, the policy has been revised so that up to 20% of the fund’s income may be derived from securities subject to the alternative minimum tax.